Seward & Kissel LLP
                             901 K Street, N.W.
                                Suite 800
                            Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                                    June 8, 2015

VIA EDGAR
---------

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     Alliance New York Municipal Income Fund, Inc.
                 Proxy Statement
                 File No. 811-10577
                 ---------------------------------------------

Dear Mr. Oh:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Schedule 14A filing ("Proxy Statement") for Alliance New York Municipal Income Fund, Inc. (the "Fund") regarding the Special Meeting of Stockholders of the Fund and the proposal to be presented thereat, as provided orally to Anna C. Leist of this office on June 4, 2015. The Staff's comments and our responses are discussed below.(1)

--------
(1) Capitalized terms have the same meaning as in the Proxy Statement unless otherwise defined.


Comment 1:        Where the Proxy Statement states that "Liquidation requires the affirmative vote of a majority of the votes entitled to be cast", specify whether this is a simple majority or a higher percentage.

Response:         The Fund confirms that the Liquidation will require the
                  affirmative vote of a (simple) majority of the votes entitled to be cast. While Section 3-403(d) of the Maryland General
                  Corporation Law (MGCL) requires a vote of two-thirds of the votes entitled to be cast at a meeting for the dissolution of a fund, Section 2-104(b)(4) and (5) permit a fund's charter to provide for a greater or lesser proportion of votes than the proportion otherwise required by statute, but not less than a majority of the votes entitled to be cast on the matter. The
                  Fund's charter permits a majority vote in this instance. We believe the current disclosure is accurate and have not revised the Proxy Statement in response to this comment.

Comment 2:        The Proxy Statement discloses the estimated costs of the
                  Liquidation in both the Proposal section and the Proxy Voting and Stockholder Meeting section. Please disclose whether the cost of the Liquidation to be paid by the Fund will impact the net asset value per share to be paid out to common and preferred shareholders.

Response:         The Proxy Statement has been revised to state that the costs relating to the Liquidation are not expected to have a material effect on the liquidating distributions to shareholders.

Comment 3:        Please delete or move the Table of Contents appearing on the last page of the Proxy Statement to the front of the document.

Response:         The Proxy Statement has been formatted for printing. As a
                  result, the cover page and Table of Contents appear at the end of the document as filed; however, upon printing, both will appear at the front of the document.

Comment 4:        Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the filing of the definitive Proxy Statement.

Response:         The Tandy representations are provided herein.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact the undersigned at (202) 737-8833 or Keri Riemer of this office at (212) 574-1598.

                                                            Sincerely,

                                                            /s/ Anna C. Leist
                                                            --------------------
                                                                Anna C. Leist


cc:      Emilie D. Wrapp, Esq.
         Nancy E. Hay, Esq.